Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 8, 2019 (the “Meeting”). The total number of shares voted was 133,061,636 or 71.13% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the nine nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. This vote was conducted by a show of hands. The report on proxies indicated:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Pierre Lassonde	121,459,000	97.80%	2,733,976	2.20%
	David Harquail	123,850,572	99.72%	342,404	0.28%
	Tom Albanese	124,056,759	99.89%	136,217	0.11%
	Derek W. Evans	123,839,973	99.72%	353,003	0.28%
	Dr. Catharine Farrow	123,826,788	99.71%	366,188	0.29%
	Louis Gignac	123,442,193	99.40%	750,783	0.60%
	Jennifer Maki	124,102,920	99.93%	90,056	0.07%
	Randall Oliphant	123,731,625	99.63%	461,351	0.37%
	The Hon. David R. Peterson	117,918,474	94.95%	6,274,502	5.05%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands. The report on proxies indicated “for” 132,440,327 (99.54%) and “withheld” 609,422  (0.46%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. This advisory vote was conducted by a show of hands. The report on proxies indicated “for” 112,811,085  (90.84%) and “against” 11,381,892  (9.16%).

DATED as of this 9th day of May, 2019.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary